Exhibit 99.2
CADBURY SCHWEPPES PLC
7 December 2005
London
For immediate release
Notification of PDMR’s share interests
Name of PDMR: STEPHEN JOHN DRIVER
The Company was notified on 6 December 2005 of the following transactions in the ordinary shares of 12.5p each in Cadbury Schweppes plc:
Mr Driver was granted a restricted share award of 40,000 shares of 12.5 pence each in the Company on 26 November 2005, at a price of 571.50p per share, under the Company’s International Share Award Plan 2002. This award will vest subject to performance conditions.
Following the above transaction, Mr Driver has a total beneficial interest in 40,000 ordinary shares of 12.5p each in the Company.
Name of contact for queries:
John Hudspith
Telephone: 020 7830 5179
Name and signature of authorised Company official responsible for making this notification:

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J M MILLS
DIRECTOR OF GROUP SECRETARIAT